UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                            Chaparral Resources, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                           Warrants to Purchase Shares
                  of Common Stock, Par Value $0.0001 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    159420207
                  --------------------------------------------
                                 (CUSIP Number)



                               Miss J. E. Munsiff
                                  Shell Centre
                                 London SE1 7NA
                                     England
                           Tel.: +44 (0) 207 934-3080
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   May 3, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D




---------------------------------               --------------------------------
 CUSIP No. 159420207                                    Page 2 of 12 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Shell Capital Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES           7      SOLE VOTING POWER
                                    0
BENEFICIALLY OWNED        ------- ----------------------------------------------
                           8      SHARED VOTING POWER
BY EACH REPORTING                   1,785,455 (consisting of Shares issuable
                                  upon excercise of Warrants)
PERSON WITH               ------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                    0
                          ------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                    1,785,455 (consisting of Shares issuable
                                   upon exercise of Warrants)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,455 (consisting of Shares issuable upon exercise of Warrants)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D




---------------------------------               --------------------------------
 CUSIP No. 159420207                                    Page 3 of 12 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Shell Petroleum Company Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES             7      SOLE VOTING POWER
                                      0
BENEFICIALY OWNED           ------- --------------------------------------------
                             8      SHARED VOTING POWER
BY EACH REPORTING                     1,785,455 (consisting of Shares issuable
                                     upon exercise of Warrants)
PERSON WITH                 ------- --------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                      0
                            ------- --------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                      1,785,455 (consisting of Shares issuable
                                    upon exercise of Warrants)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,455 (consisting of Shares issuable upon exercise of Warrants)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          HC
-------- -----------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), originally filed with the Securities and Exchange Commission on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited (collectively, the "Reporting Persons"). Information in the Schedule 13D remains in effect except to the extent that it is superseded and/or supplemented by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 4.    Purpose of the Transaction

Item 4 is amended and restated in its entirety as follows:

"Shell Capital Limited acquired the Warrants in connection with its undertaking to underwrite and participate in the funding of the Loan Agreement as described in Item 3. The proceeds of the loan facilities were used to finance the further development of an oil field project in the Republic of Kazakhstan. It was a condition precedent in the Loan Agreement that the Issuer undertake to nominate as director of the Issuer, on a best efforts basis, a nominee identified by Shell Capital Services Limited (a company in the Group and a wholly-owned subsidiary of The Shell Petroleum Company Limited) for the period during which the loan arrangement remains in place. (In fact, a director was never nominated by Shell Capital Services Limited to the board of directors of the Issuer; however, Shell Capital Inc. (as the transferee of the loan originally extended by Shell Capital Limited under the Loan Agreement) nominated a director to the board of directors of Closed Type JSC Karakudukmunay (an indirect, 50%-owned subsidiary of the Issuer) and such individual served as a director until April 19, 2002.) Furthermore, pursuant to the terms of the Loan Agreement, the Issuer undertook, on a best efforts basis, to complete a rights offering for no less than US$6 million on or before June 30, 2000. As the Issuer satisfied only partially the equity infusion requirements of the Loan Agreement, the Loan Agreement was amended in August 2000 to extend the Issuer's equity support commitment from US$6 million on or before June 30, 2000 to US$10 million on or before September 30, 2000. These revised equity requirements were satisfied through issuances of Common Stock by the Issuer and the acquisition of US$3 million of Common Stock by Capco Resourses, Ltd. As a consequence of these changes in the capital structure of the Issuer, the Issuer and Shell Capital Limited deemed it prudent and in their best interest to clarify the terms of the Warrants, and as a result they entered into the Amended and Restated Warrant Agreement to reflect such clarifications deemed necessary and appropriate and to give effect to the changes in the capital structure of the Issuer. The foregoing summary of the Amended and Restated Warrant Agreement and the Loan Agreement is qualified in its entirety by reference to Exhibits B, C and D, which are attached hereto.

On November 1, 2001, the Issuer issued a press release announcing that, among other things, it had received a notice of occurrence of certain events of default from Shell Capital Services Limited (in its capacity as facility agent under the Loan Agreement). On January 17, 2002, the Issuer issued a press release announcing that, among other things, (x) it had received a notice of the occurrence of additional events of default and a notice accelerating the payment of $37,289,628 in outstanding principal, interest, and other fees and expenses due under the Loan Agreement and (y) Shell Capital Services Limited (in its capacity as facility agent under the Loan Agreement) had also initiated legal proceedings against the Issuer in the High Court of Justice, Queens Bench Division, Commercial Court (the "UK Litigation") and against one of the Issuer's subsidiaries in the Isle of Guernsey to enforce rights under the Loan Agreement. At the instance of Shell Capital Services Limited, a statutory demand was served on Central Asian Petroleum (Guernsey) Limited (a wholly-owned indirect subsidiary of the Issuer) in the Isle of Guernsey for payment of the amount outstanding under the Loan Agreement. Pursuant to the terms of the statutory demand, Central Asian Petroleum (Guernsey) Limited was requested to pay the amounts outstanding under the Loan Agreement within 21 days of the date of service of the statutory demand. Central Asian Petroleum (Guernsey) Limited failed to make any payment within the 21-day period and on February 7, 2002 Shell Capital Services Limited petitioned the Royal Court in the Isle of Guernsey for an Order that Central Asian Petroleum (Guernsey) Limited be compulsorily wound up by the Royal Court pursuant to Section 94 of the Companies (Guernsey) Law, 1994 (the "Guernsey Liquidation") and that a liquidator be appointed in this connection.

On May 3, 2002, Shell Capital Inc. (as the transferee of the loan originally extended by Shell Capital Limited under the Loan Agreement) entered into a Sale and Purchase Agreement (the "Sale and Purchase Agreement") with Central Asian Industrial Holdings N.V. ("CAIH"), pursuant to which Shell Capital Inc. has agreed to assign and transfer to CAIH, and CAIH has agreed to assume and accept the transfer of, the following: (A) the loans made by Shell Capital Inc. under the Loan Agreement (including accrued interest), together with all of Shell Capital Inc.'s present or future rights or claims (i) against the obligors under the Loan Agreement, (ii) under any security or collateral arrangement relating to such loans, (iii) under the finance documents entered into in connection with the Loan Agreement, and (iv) in any insolvency proceedings of the Issuer or any other obligor under the Loan Agreement, (B) all present and future obligations of Shell Capital Inc. under the Loan Agreement attributable to the loans and the other assets assigned and transferred to CAIH and (C) any present or future rights or claims which Shell Capital Inc. may have against any third party which are attributable to any of the assets or obligations assigned and transferred to CAIH. Shell Capital Inc. has also agreed, as soon as is reasonably practicable following the assignment and transfer contemplated above, to (i) take all reasonable steps within its control to discontinue the Guernsey Liquidation and
(ii) discontinue the UK Litigation. The consummation of the transactions contemplated by the Sale and Purchase Agreement is conditioned upon, among other things, the following: (A) OJSC Kazkommertsbank making a loan to refinance
US$28,000,000 of Closed Type JSC Karakudukmunay's existing indebtedness to Central Asian Petroleum (Guernsey) Limited, to be used by Central Asian
Petroleum  (Guernsey)  Limited to  refinance  the same  amount of Central  Asian
Petroleum (Guernsey) Limited's existing indebtedness to the Issuer, such that the Issuer discharges (by way of payment to Shell Capital Inc.) US$28,000,000 of loans owing to Shell Capital Inc. under the Loan Agreement and (B) Shell Capital Limited transferring the Warrants to CAIH. In connection with the consummation of the transactions contemplated by the Sale and Purchase Agreement, among other things, Shell Capital Services Limited shall resign and cease to be the Facility Agent, the Modeller and the Arranger with respect to the Loan Agreement and related agreements. The foregoing summary of the Sale and Purchase Agreement is qualified in its entirety by reference to Exhibit A which is attached hereto.

Prior to or concurrently with the consummation of the transactions contemplated by the Sale and Purchase Agreement it is expected that Shell Capital Limited and the Issuer will enter into Amendment No. 1 to the Amended and Restated Warrant Agreement, the purpose of which will be to remove any existing prohibition set forth in the Amended and Restated Warrant Agreement with respect to the ability of Shell Capital Limited to transfer the Warrants to non-affiliates of Shell Capital Limited.

The Reporting Persons currently expect that the transactions contemplated by the Sale and Purchase Agreement to be consummated in May 2002, subject to the satisfaction or waiver of the conditions precedent set forth in the Sale and Purchase Agreement, whereupon the Reporting Persons will no longer have beneficial ownership with respect to the Warrants.

Until such time, if any, as when the transactions contemplated by the Sale and Purchase Agreement are consummated, the Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors, and will continue to evaluate their options accordingly. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and they reserve the right to pursue alternative actions, plans or proposals, including, without limitation, (i) pursuing legal or regulatory action to enforce their rights and remedies under the Loan Agreement (as in effect from time to time) or other remedies from time to time available to them (including the right to defer, postpone or refrain from pursuing such legal or regulatory action), (ii) negotiating and entering into one or more agreements or settlements for the repayment of outstanding amounts owing by the Issuer under the Loan Agreement, and (iii) at any time and from time to time increasing or decreasing their holdings of Common Stock (including warrants for Common Stock and/or other securities convertible into or exercisable or exchangeable for Common Stock) through open market purchases, privately negotiated transactions or otherwise (subject to any applicable limitations of the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended).

Except as set forth in this Item 4, and as otherwise contemplated by the Amended and Restated Warrant Agreement, as amended, the Loan Agreement, as supplemented by a supplemental agreement, and the Sale and Purchase Agreement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any other current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any Person; (h) any of the Issuer's securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons reserve the right to modify their present intentions or purposes and formulate one or more plans or proposals to take one or more of the actions referred to in clauses (a) through (j) of the immediately preceding sentence."

Item 7.    Material to be filed as Exhibits:

Exhibit A - Sale and Purchase Agreement, dated May 3, 2002, between Shell Capital Inc. and Central Asian Industrial Holdings N.V.

Exhibit B - Amended and Restated Warrant Agreement, dated April 18, 2001, between Chaparral Resources, Inc. and Shell Capital Limited.

Exhibit C - Loan Agreement, dated as of November 1, 1999, among Chaparral Resources, Inc., Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited and Shell Capital Limited.

Exhibit D - Supplemental Agreement, dated February 10, 2000, to the Loan Agreement set out in Exhibit C, among Chaparral Resources, Inc., Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited and Shell Capital Limited.

Exhibit E - Agreement to Joint Filing of The Shell Petroleum Company Limited.

Exhibit F - Power of Attorney given by Shell Capital Limited to Roderick Innes Owen, dated May 1, 2002.

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2002

                              SHELL CAPITAL LIMITED


                               /s/  Roderick Innes Owen
                              -----------------------------
                              Name:   Roderick Innes Owen
                              Title:  Attorney in fact

                                                                      SCHEDULE A


I.        Shell Capital Limited

          Each person named below is a director and/or executive officer of Shell Capital Limited, whose principal business is described in Item 2 of
Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.

NAME                      BUSINESS ADDRESS      OCCUPATION                         CITIZENSHIP
Judith Gubala Boynton     Shell Centre          Member of the Board of Directors
                          London SE1 7NA        of Shell Capital Limited;          American
                                                Director of Finance The Shell
                                                Petroleum Company Limited

Michael Patrick Treanor   Shell Centre          Member of the Board of Directors   British
                          London SE1 7NA        of Shell Capital Limited

Ralph Neil Gaskell        Shell Centre          Member of the Board of Directors   British
                          London SE1 7NA        of Shell Capital Limited; Group
                                                Treasurer Shell International
                                                Limited

II.       The Shell Petroleum Company Limited

          Each person named below is a director of The Shell Petroleum Company Limited, whose principal business is described in Item 2 of Schedule 13D filed on May 3, 2002 by Shell Capital Limited and The Shell Petroleum Company Limited.

NAME                      BUSINESS ADDRESS           OCCUPATION                         CITIZENSHIP
Mr Hendrikus de Ruiter    Carel van Bylandtlaan 30   Retired Former Executive           Dutch
                          2596 HR The Hague          Royal Dutch Petroleum Company


Sir Mark Moody-Stuart     Shell Centre               Director                           British
                          London SE1 7NA             The "Shell" Transport and
                                                     Trading Company, p.l.c.


Mr Henricus Josephus      Carel van Bylandtlaan 30   Managing Director                  Dutch
Maria Roels               2596 HR The Hague          Royal Dutch Petroleum Company

Ms Judith Gubala Boynton  Shell Centre               Member of the Board of             American
                          London SE1 7NA             Directors of Shell Capital
                                                     Limited; Director of Finance
                                                     The Shell Petroleum Company
                                                     Limited

Mr Paul David Skinner     Shell Centre               Managing Director                  British
                          London SE1 7NA             The "Shell" Transport and
                                                     Trading Company, p.l.c.


Mr Walter van de Vijver   Carel van Bylandtlaan 30   Managing Director                  Dutch
                          2596 HR The Hague          Royal Dutch Petroleum Company

Mr Maarten Albert van     71 Lombard Street          Chairman                           Dutch
den Bergh                 London EC3P 3BS            Lloyds TSB Group Plc

Mr Jeroen van der Veer    Carel van Bylandtlaan 30   Managing Director                  Dutch
                          2596 HR The Hague          Royal Dutch Petroleum Company


Mr Lodewijk Christiaan    Carel van Bylandtlaan 30   Chairman Supervisory Board         Dutch
van Wachem                2596 HR The Hague          Royal Dutch Petroleum Company


Mr Philip Beverley Watts  Shell Centre               Chairman & Managing Director       British
                          London SE1 7NA             The "Shell" Transport and
                                                     Trading Company, p.l.c.

                                  EXHIBIT INDEX




Exhibit No.              Description
A                        Sale and Purchase Agreement, dated May 3, 2002, between
                         Shell  Capital  Inc.  and  Central   Asian   Industrial
                         Holdings N.V.
B                        Amended and Restated Warrant Agreement, dated April 18,
                         2001,  between  Chaparral  Resources,  Inc.  and  Shell
                         Capital Limited.*
C                        Loan  Agreement,  dated as of November  1, 1999,  among
                         Chaparral  Resources,  Inc.,  Central  Asian  Petroleum
                         (Guernsey)  Limited,  Central  Asian  Petroleum,  Inc.,
                         Closed Type JSC Karakudukmunay,  Shell Capital Services
                         Limited and Shell Capital Limited.**
D                        Supplemental Agreement,  dated February 10, 2000 to the
                         Loan  Agreement  set out in Exhibit C, among  Chaparral
                         Resources,  Inc.,  Central Asian  Petroleum  (Guernsey)
                         Limited, Central Asian Petroleum, Inc., Closed Type JSC
                         Karakudukmunay,  Shell  Capital  Services  Limited  and
                         Shell Capital Limited.***
E                        Agreement  to  Joint  Filing  of  The  Shell  Petroleum
                         Company Limited.
F                        Power of  Attorney  given by Shell  Capital  Limited to
                         Roderick Innes Owen, dated May 1, 2002.
-----------------

* Incorporated herein by reference to Amendment No. 1 to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on April 27, 2001.
** Incorporated herein by reference to Form 8-K (Current Report for the period ending October 25, 1999) filed by the Issuer with the Securities and Exchange Commission on November 17, 1999.
*** Incorporated herein by reference to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on February 15, 2000.